Exhibit 99.3

FIRST AMENDMENT TO

STOCK PURCHASE AGREEMENT

THIS FIRST AMENDMENT TO STOCK PURCHASE AGREEMENT (this “First Amendment”) is dated as of June 21, 2019, by and among FirstService Restoration, Inc., a Delaware corporation (“Buyer”), Bellwether FOS Holdco, Inc., a Delaware corporation (the “Company”), and Global Restoration Holdings, LLC, a Delaware limited liability company (the “Seller”).

WHEREAS, Buyer, the Company and Seller are parties to that certain Stock Purchase Agreement, dated as of May 22, 2019 (the “Purchase Agreement”);

WHEREAS, the parties desire to amend the Purchase Agreement as expressly set forth herein;

NOW, THEREFORE, in consideration of the premises, the parties hereto hereby agree as follows:

1.       The definition of “Rollover Amount” is hereby amended to read in its entirety as follows:

“Rollover Amount” means an aggregate amount equal to [redacted].

2.        The first page of Exhibit A of the Purchase Agreement (Named Executives & Pre-Closing Transactions) is hereby replaced with Annex I hereto.

3.       Terms not defined in this First Amendment shall have the meanings ascribed to them in the Purchase Agreement.

4.       Except as amended hereby, all terms and conditions of the Purchase Agreement shall continue and remain in full force and effect.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereby execute this First Amendment as of the date first above written.

BUYER:

FIRSTSERVICE RESTORATION, INC.

By:	"Jeremy Rakusin"
Name: Jeremy Rakusin
Title: Director & Treasurer

COMPANY:

BELLWETHER FOS HOLDCO, INC.

By:	"Matthew Constantino"
Name: Matthew Constantino
Title: President

SELLER:

GLOBAL RESTORATION HOLDINGS, LLC

By:	"Jeffrey Johnson"
Name: Jeffrey Johnson
Title: Chairman

Annex I

EXHIBIT A

NAMED EXECUTIVES

&

PRE-CLOSING TRANSACTIONS

[Annex I has been omitted as its disclosure would violate confidentiality provisions. Annex I contains the names and rollover proceeds of the Named Executives.]